Exhibit 12.1

Ratio of Earnings to Fixed Charges

Great Lakes Dredge & Dock Corporation

(dollars in thousands)

	2006	2007	2008	2009	2010
Pretax income from continuing operations (1)	$1,270	$11,519	$9,126	$26,102	$54,888
Fixed charges	31,521	26,055	24,931	24,338	21,079
Capitalized Interest	—	—	(259)	(162)	(34)
Distributed income of equity investees	650	2,400	625	621	—

	$33,441	$39,974	$34,423	$50,899	$75,933

Fixed charges:
Interest expense and amortized deferred financing costs	$24,547	$18,209	$17,395	$16,393	$13,592
Estimated interest expense in operating leases	6,974	7,846	7,536	7,945	7,487

Total fixed charges	$31,521	$26,055	$24,931	$24,338	$21,079

Ratio of earnings to fixed charges	1.1	1.5	1.4	2.1	3.6

(1) Before adjustment for noncontrolling interests in consolidated subsidiaries and income (loss) from equity investees.